SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Solid Power, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83422N 105
(CUSIP Number)

Douglas Campbell
486 S. Pierce Ave., Suite E
Louisville, CO
(303) 219-0720
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

James Liebscher
Chief Legal Officer
Solid Power, Inc.
486 S. Pierce Avenue, Suite E
Louisville, CO 80027
(303) 219-0720

June 27, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422N 105

1	NAMES OF REPORTING PERSON Douglas Campbell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,729,615(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,729,615(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,729,615(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 11,610,991 shares of common stock of Solid Power, Inc. (“Common Stock”) and 118,624 shares of Common Stock issuable upon exercise of options.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by Mr. Campbell by (b) the sum of (i) 174,074,861 shares of Common Stock outstanding as of May 6, 2022 as disclosed in Solid Power, Inc.’s Form 10-Q filed on May 11, 2022 and (ii) 118,624 shares of Common Stock deemed to be beneficially owned by Mr. Campbell that are issuable upon exercise of options scheduled to vest within 60 days of the date of this Amendment No. 2 and held by Mr. Campbell.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed to amend the statement on Schedule 13D filed by Douglas Campbell (the “Reporting Person”) on December 15, 2021 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement filed on January 13, 2022, (as so amended, the “Schedule 13D”) and relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Solid Power, Inc. (f/k/a Decarbonization Plus Acquisition Corporation III), a Delaware corporation (the “Issuer”).

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Pursuant to the Business Combination Agreement, dated June 15, 2021 (as amended, the “Business Combination Agreement”), by and among the Issuer, DCRC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Solid Power Operating, Inc., a Colorado corporation (f/k/a Solid Power, Inc., “Legacy Solid Power”), a business combination between the Issuer and Legacy Solid Power was effected through the merger of Merger Sub with and into Legacy Solid Power, with Legacy Solid Power surviving as the surviving company and as a wholly owned subsidiary of Issuer (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “business combination”). The business combination closed on December 8, 2021 (the “Closing”).

In connection with the Closing, and subject to the terms and conditions of the Business Combination Agreement, each outstanding share of Legacy Solid Power’s common stock was canceled and converted into the right to receive the number of shares of the Issuer’s Common Stock equal to such number of shares multiplied by approximately 3.182 (the “Exchange Ratio”), and each outstanding Legacy Solid Power option was converted into an Issuer option based on the Exchange Ratio applicable to shares of Legacy Solid Power common stock. Following the Closing, each exchanged Legacy Solid Power option continued to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Legacy Solid Power option immediately prior to the Closing.

In connection with the Closing, the Reporting Person tendered (i) 2,100,000 shares of Legacy Solid Power common stock in exchange for 6,682,160 shares of Common Stock and (ii) fully vested options to purchase 1,600,000 shares of Legacy Solid Power common stock in exchange for options to purchase 5,091,169 shares of Common Stock (the “Exchanged Option”). The Reporting Person also tendered unvested options to purchase shares of Legacy Solid Power common stock, which resulted in the Reporting Person owning options to an additional 477,296 shares of Common Stock, which options are subject to certain ongoing vesting conditions.

On January 12, 2022, the Reporting Person exercised the Exchanged Option and acquired 5,091,169 shares of Common Stock.

On June 27, 2022, the Reporting Person transferred 162,338 shares of Common Stock as a gift to The University of New Mexico Foundation, Inc.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this Amendment No. 2, the Reporting Person beneficially owns an aggregate of 11,729,615 shares of Common Stock, or approximately 6.7% of the Issuer’s Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 174,074,861 shares of Common Stock outstanding as of May 6, 2022, which equals the number of shares of Common Stock as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2022, plus 118,624 shares of Common Stock deemed to be beneficially owned by Mr. Campbell that are issuable upon exercise of options scheduled to vest within 60 days of the date of this Amendment No. 2 and held by Mr. Campbell.

(b) The Reporting Person has sole voting and dispositive power with respect to 11,610,991 shares of Common Stock and 118,624 shares of Common Stock issuable upon exercise of options that are scheduled to vest within 60 days of the date of this Amendment No. 2.

(c) Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2022

Douglas Campbell

By:	/s/ Douglas Campbell
Name:	Douglas Campbell